UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
BlueLinx Holdings Inc.
(Name of the Issuer)
BlueLinx Holdings Inc.
(Name of Person(s) Filing Statements)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
09624H109
(CUSIP Number)
Dean A. Adelman
Chief Administrative Officer
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Sara Epstein, Esq. BlueLinx Corporation 4300 Wildwood Parkway Atlanta, Georgia 30339 (770) 953-7000	Mark L. Hanson, Esq. Jones Day 1420 Peachtree St., N.E. Atlanta, Georgia 30309 (404) 521-3939
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐
CALCULATION OF FILING FEE

Transaction Valuation (1): $58,361,748.00	Amount of Filing Fee: $4,161.19

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, based on the product of (i) $4.00, which is the tender offer price per share, and (ii) 14,590,437, which is the number of shares of common stock, par value $0.01 per share, outstanding as of August 12, 2010, and eligible to be tendered in the tender offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,161.19
Filing Party:	Cerberus APB Investors LLC and Cerberus Capital Management, L.P.
Form or registration no.:	Schedule TO-T/A
Date Filed:	September 23, 2010.

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by BlueLinx Holdings Inc., a Delaware corporation (“BlueLinx” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below. BlueLinx, as the filing person, is the subject company.
     This Transaction Statement relates to the offer by Cerberus ABP Investor LLC (“CAI”), a Delaware limited liability company and a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), pursuant to which CAI has offered to purchase at a price of $4.00 per share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes, shares of the common stock, par value $0.01 per share, of the Company (the “Shares”) not owned by CAI, subject to the conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the Second Supplement to Offer to Purchase, dated September 22, 2010 (together with any amendments or supplements from time to time thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements from time to time thereto, the “Schedule TO”), filed by CAI and Cerberus Capital with the Securities and Exchange Commission (the “Commission”).
     The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by BlueLinx with the Commission on August 13, 2010, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on September 27, 2010, a copy of which is attached hereto as Exhibit (a)(2)(A)(ii) (the “Schedule 14D-9”), is incorporated by reference herein and, except as described below, the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule 14D-9.
     The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9 is incorporated by reference herein, and, except as described below, the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9. All information contained in this Transaction Statement concerning the Company, Cerberus Capital or CAI has been provided by such person and not by any other person.
     Any statement contained herein shall be deemed to modify or supersede any statement incorporated by reference herein to the extent, and only to the extent, that such statement contained herein modifies or supersedes such statement incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Transaction Statement.

Item 1.	Summary Term Sheet.
Regulation M-A Item 1001
     The information set forth in “Item 4. — The Solicitation or Recommendation — Recommendation of the Special Committee” in the Schedule 14D-9 and the Offer to Purchase under the caption “Summary Term Sheet” is incorporated by reference herein.
Item 2. Subject Company Information.
Regulation M-A Item 1002
     (a) Name and Address. The information set forth in “Item 1. — Subject Company Information — Name and Address” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Securities. The information set forth in “Item 1. — Subject Company Information — Securities” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Trading Market and Price. The information set forth in “The Offer — Market and Trading Information” of the Offer to Purchase is incorporated by reference herein.
     The Company amends, supplements, modifies and supersedes such information incorporated herein by reference as follows:
     As of April 2, 2010, there were outstanding options to purchase an aggregate of 928,314 shares of common stock. The table below sets forth the Company’s high and low sales prices for the Company’s common stock for each quarter during 2010.

	High	Low
Fiscal Year 2010
Third Quarter (through July 30, 2010)	$3.96	$2.24
Second Quarter	6.32	2.30
First Quarter	4.11	2.51
     (d) Dividends. The information set forth in “The Offer — Market and Trading Information” of the Offer to Purchase is incorporated by reference herein.
     The Company amends, supplements, modifies and supersedes such information incorporated herein by reference as follows:
     The last dividend paid by the Company was on December 28, 2007 with respect to the third quarter of 2007.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. On December 22, 2008, the Board of Directors (the “Board”) of the Company approved a stock repurchase program authorizing the Company to repurchase up to $10,000,000 of outstanding common stock. Below is a listing of the shares repurchased since 2009 (by quarter) and information relating to the repurchase price of those shares. No shares were repurchased by the Company in 2008.

			Average
	Total Number of		Purchase
Period	Shares Purchased	Range of Prices	Price
2010
First Quarter	199,328	$2.68-$3.03	$2.93

Second Quarter	—	—	—

2009

First Quarter	363,018	$1.37-$2.90	$2.18

Second Quarter	273,287	$2.78-$3.27	$3.05

Third Quarter	75,547	$3.10-$3.27	$3.16

Fourth Quarter	60,196	$2.69-$3.03	$2.90

Item 3.	Identity and Background of Filing Person(s).
Regulation M-A Item 1003
     (a) Name and Address. The information set forth in “Item 1. — Subject Company Information” of the Schedule 14D-9 and in “The Offer — Certain Information Concerning the Purchaser and Cerberus” and Annex A of the Offer to Purchase is incorporated by reference herein. The filing person is the subject company. The executive officers of the Company are George R. Judd (Chief Executive Officer), H. Douglas Goforth (Chief Financial Officer) and Dean A. Adelman (Chief Administrative Officer). The directors of the Company are Howard S. Cohen, Richard S. Grant, George R. Judd, Richard B. Marchese, Steven F. Mayer, Charles H. McElrea, Alan H. Schumacher, Mark A. Suwyn, Robert G. Warden and M. Richard Warner. The business address and phone number of the executive officers and directors of the Company is the same as that of the Company noted above.
     (b) Business and Background of Entities. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 and “The Offer — Certain Information Concerning the Purchaser and Cerberus” and Annex A of the Offer to Purchase is incorporated by reference herein.
          During the past five years, the Company (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
     (c) Business and Background of Natural Persons. The information set forth in Annex B to the Schedule 14D-9 and Annex A to the Offer to Purchase is incorporated by reference herein.
          During the past five years, to the best of the Company’s knowledge, none of the persons listed on Annex B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4.	Terms of the Transaction.
Regulation M-A Item 1004
     (a) (1) Material Terms (Tender Offers). The information set forth in “Item 8. — Additional Information” of the Schedule 14D-9 and in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “The Offer — Terms of the Amended Offer”; “The Offer — Acceptance for Payment and Payment for Shares”; “The Offer — Procedures for Tendering Shares”; “The Offer — Withdrawal Rights”; “The Offer — Material United States Federal Income Tax Consequences of the Amended Offer and the Merger”; “The Offer — Possible Effects of the Amended Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations”; “The Offer — Source and Amount of Funds”; “The Offer — Dividends and Distributions”; and “The Offer — Conditions of the Amended Offer,” respectively, is incorporated by reference herein.
     (b) (2) Material Terms (Mergers or Similar Transactions). Not applicable.

     (c) Different Terms. Not applicable.
     (d) Appraisal Rights. The information set forth in “Item 8. — Additional Information — Appraisal Rights” of the Schedule 14D-9 and the section of the Offer to Purchase entitled “Special Factors — Appraisal Rights; ‘Going Private’ Rules” is incorporated by reference herein.
     (e) Provisions for Unaffiliated Security Holders. BlueLinx has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.
     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
     (a) Transactions. The information set forth in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Significant Corporate Events. The information set forth in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Negotiations or Contacts. The information set forth in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9, and the information set forth in the section of the Offer to Purchase entitled “Special Factors — Transactions and Arrangements Concerning the Shares,” respectively, is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
     (b) Use of Securities Acquired. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; and “Special Factors — Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and Merger” is incorporated by reference herein.
     (c) (1)-(8) Plans. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”; “Special Factors — Effects of the Amended Offer and the Merger”; “Special Factors — Conduct of the Company’s Business if the Amended Offer is not Completed”; “Special Factors — Interests of Certain Persons in the Offer”; and “The Offer — Possible Effects of the Amended Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations” is incorporated by reference herein.

Item 7.	Purposes, Alternatives, Reasons and Effects.
Regulation M-A Item 1013
     (a) Purposes. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Reasons for the Amended Offer; Plans for the Company After the

Amended Offer and the Merger” and “Special Factors — Effects of the Amended Offer and the Merger,” and the information contained in “Item 7. — Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9, respectively, is incorporated by reference herein.
     (b) Alternatives. The information set forth in “Item 4. — The Solicitation or Recommendation”; “—Background of the Offer”; “— Reasons for the Special Committee’s Position” and “Item 7. — Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Reasons. The information set forth in “Item 4. — The Solicitation or Recommendation — Background of the Offer” and “— Reasons for the Special Committee’s Position” of the Schedule 14D-9 is incorporated by reference herein.
     (d) Effects. The information contained in “Item 8. — Additional Information — Short Form Merger” and “—Appraisal Rights” of the Schedule 14D-9 and the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Reasons for the Amended Offer; Plans for the Company After the Amended Offer and the Merger”; “Special Factors — Effects of the Amended Offer and the Merger”; “Special Factors — Conduct of the Company’s Business if the Amended Offer is not Completed”; “Special Factors — Appraisal Rights; ‘Going Private’ Rules”; “Special Factors — Interests of Certain Persons in the Amended Offer”; “The Offer — Terms of the Amended Offer”; “The Offer — Material United States Federal Income Tax Consequences of the Amended Offer and the Merger” and “The Offer — Possible Effects of the Amended Offer on the Market for the Shares; Listing; Exchange Act Registration and Margin Regulations,” is incorporated by reference herein.

Item 8.	Fairness of the Transaction.
Regulation M-A Item 1014
     (a) Fairness. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Factors Considered in Determining Fairness. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Approval of Security Holders. The information set forth in “Item 2 — Identity and Background of Filing Person” of the Schedule 14D-9 and the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer — Conditions of the Amended Offer” is incorporated by reference herein.
     (d) Unaffiliated Representative. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (e) Approval of Directors. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.
Regulation M-A Item 1015
     (a) Report, Opinion or Appraisal. The information set forth in “Item 4. — The Solicitation or Recommendation” and “Item 5. — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company’s common stock or representative of the interested holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.
Regulation M-A Item 1007
     (a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “The Offer —Source and Amount of Funds” and “The Offer — Fees and Expenses,” respectively, is incorporated by reference herein.
     (b) Conditions. The information set forth in the section of the Offer to Purchase entitled “The Offer — Source and Amount of Funds” is incorporated by reference herein.
     (c) Expenses. The information set forth in sections of the Offer to Purchase entitled “The Offer — Source and Amount of Funds” and “The Offer — Fees and Expenses,” and in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements — Compensation to Members of the Special Committee” and “Item 5. — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9, respectively, is incorporated by reference herein.
     (d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.
Regulation M-A Item 1008
     (a) Securities Ownership. The information set forth in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements — CAI and Cerberus Capital Share Ownership; Interlocking Directors and Officers”; “— Ownership of Shares by Directors and Officers”; “— Director and Officer Stock Options”; “— Director and Officer Restricted Shares”; and Annex C of the Schedule 14D-9 and Annex B of the Offer to Purchase, respectively, is incorporated by reference herein.
     (b) Securities Transactions. The information set forth in “Item 6. — Interest in Securities of the Subject Company” and the sections of the Offer to Purchase entitled “Special Factors — Transactions and Agreements Concerning the Shares,” respectively, is incorporated by reference herein.

Item 12.	The Solicitation or Recommendation.
Regulation M-A Item 1012
     (a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.
     (b) Recommendations of Others. The information set forth in “Item 4. — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

Item 13.	Financial Statements.
Regulation M-A Item 1010
     (a) Financial Statements. The information set forth in the section of the Offer to Purchase entitled “The Offer — Certain Information Concerning the Company — Financial Information” is incorporated by reference herein.
     The Company amends, supplements, modifies and supersedes such information incorporated herein by reference as follows:
     Financial Information. The following table sets forth summary historical financial data for the Company as of and for each of the fiscal year ended January 2, 2010 and the fiscal year ended January 3, 2009 and the six months ended July 3, 2010. The selected financial information set forth below is derived from, and should be read in conjunction with, the audited financial statements and other financial information contained in the Company’s Annual Report on Form 10-K filed with the SEC on March 2, 2010 for the year ended January 2, 2010 (the “2009 10-K”) and the unaudited financial statements and other financial information contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2010 for the quarter ended July 3, 2010 (the “Second Quarter 2010 10-Q”), including the notes thereto, which contain more comprehensive financial information (including management’s discussion and analysis of financial condition and results of operation). The following summary is qualified in its entirety by reference to the information contained in the 2009 10-K and the Second Quarter 2010 10-Q and the financial statements included as Item 8 in the 2009 10-K and Item 1 of the Second Quarter 2010 10-Q are incorporated by reference herein. Copies of reports and documents filed by the Company with the SEC may be obtained from the SEC as described below under “— Additional Information.”

	Six Months
	Ended July 3,	Year Ended	Year Ended
	2010	January 2,	January 3,
	(unaudited)	2010	2009
		(In thousands, except
		per share data)
Statement of Operations Data:
Net sales	$971,831	$1,646,108	$2,779,699
Cost of sales	855,434	1,452,947	2,464,766

Gross profit	116,397	193,161	314,933
Net loss	$(18,146)	$(61,463)	$(31,703)

Comparative per Share Data:
Basic net loss per share applicable to common stock	$(0.59)	$(1.98)	$(1.02)
Diluted net loss per share applicable to common stock	$(0.59)	$(1.98)	$(1.02)
Dividends declared per share of common stock	—	—	—
Book value per share(1)	1.05	1.58	3.18
Balance Sheet Data (at end of period):
Cash and cash equivalents	$18,821	$29,457	$150,353
Working capital	265,524	247,722	320,527
Total assets	644,047	546,846	729,178
Total debt(2)	410,356	341,669	444,870
Shareholders’ equity	$34,368	$50,820	$102,852
Ratio of Earnings to Fixed Charges(3)	(0.22)x	(0.31)x	(0.12)x

(1)	Book value per share is calculated by dividing total stockholders’ equity by the number of shares of common stock outstanding.

(2)	Total debt represents long-term debt, including current maturities.

(3)	Earnings for the six months ended July 3, 2010 and the years ended January 2, 2010 and January 3, 2009 were inadequate to cover fixed charges by $18.1 million, $56.9 million and $48.1 million, respectively.
     (b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
     (a) Solicitations or Recommendations. The information set forth in “Item 5. — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in the section of the Offer to Purchase entitled “The Offer — Fees and Expenses” is incorporated by reference herein.
     (b) Employees and Corporate Assets. The information set forth in “Item 5. — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein. Reference is also made to the section of the Offer to Purchase entitled “The Offer — Fees and Expenses” for information regarding assets used by CAI and Cerberus Capital.

Item 15.	Additional Information.
Regulation M-A Item 1011
     (a) Other Material Information. The information set forth in “Item 8. — Additional Information” of the Schedule 14D-9 and in the section of the Offer to Purchase entitled “The Offer — Certain Regulatory and Legal Matters” is incorporated by reference herein.

Item 16.	Exhibits.
Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated August 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(G)	Summary Advertisement published on August 2, 2010 (incorporated by reference to Exhibit (a)(1)(vii) to Schedule TO-T, filed by CAI on August 2, 2010).

(a)(1)(H)	Cerberus press release, dated August 2, 2010 (incorporated by reference to Exhibit (a)(1)(x) to Schedule TO-T, filed by CAI on August 2, 2010).

Exhibit No.	Description

(a)(1)(I)	Text of Press Release issued by CAI on August 13, 2010 announcing extension of Offer (incorporated by reference to Exhibit (a)(1)(xi) to Schedule TO-T/A Amendment No. 1, filed by CAI on August 13, 2010).

(a)(1)(J)	Text of Press Release issued by CAI on August 19, 2010 announcing amendment of Offer to add the Special Committee Recommendation Condition (incorporated by reference to Exhibit (a)(5)(i) to Schedule TO-T/A Amendment No. 2, filed by CAI on August 20, 2010).

(a)(1)(K)	Supplement to Offer to Purchase, dated August 19, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to Schedule TO-T/A Amendment No. 2, filed by CAI on August 20, 2010).

(a)(1)(L)	Text of Press Release issued by CAI on August 26, 2010 announcing extension of Offer (incorporated by reference to Exhibit (a)(1)(xii) to Schedule TO-T/A Amendment No. 3, filed by CAI on August 26, 2010).

(a)(1)(M)	Text of Press Release issued by CAI on September 1, 2010 announcing extension of Offer (incorporated by reference to Exhibit (a)(1)(xiii) to Schedule TO-T/A Amendment No. 4, filed by CAI on September 1, 2010).

(a)(1)(N)	Text of Press Release issued by CAI on September 10, 2010 announcing extension of Offer (incorporated by reference to Exhibit (a)(1)(xiv) to Schedule TO-T/A Amendment No. 5, filed by CAI on September 10, 2010).

(a)(1)(O)	Text of Press Release issued by CAI on September 17, 2010 announcing extension of Offer (incorporated by reference to Exhibit (a)(1)(xv) to Schedule TO-T/A Amendment No. 6, filed by CAI on September 17, 2010).

(a)(1)(P)	Text of Press Release issued by CAI on September 22, 2010 announcing Amended Offer (incorporated by reference to Exhibit (a)(1)(xvi) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

(a)(1)(Q)	Second Supplement to Offer to Purchase, dated September 22, 2010 (incorporated by reference to Exhibit (a)(1)(xvii) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

(a)(1)(R)	Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(xviii) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

(a)(1)(S)	Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(xix) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

(a)(1)(T)	Revised Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(xx) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

(a)(1)(U)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(xxi) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

(a)(1)(V)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(xxii) to Schedule TO-T/A Amendment No. 7, filed by CAI on September 23, 2010).

Exhibit No.	Description

(a)(2)(A)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on August 13, 2010.

(a)(2)(A)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company on September 27, 2010.

(a)(2)(B)	Press release issued by the Company on July 22, 2010 announcing receipt by the Board of notice from Cerberus of its intent to make a tender offer for the shares of the Company that it does not own (incorporated by reference to Schedule 14D9-C filed by the Company on July 22, 2010).

(a)(2)(C)	Press release issued by the Company on July 27, 2010, announcing the formation of a Special Committee (incorporated by reference to Schedule 14D9-C filed by the Company on July 27, 2010).

(a)(2)(D)	Letter to Stockholders, dated August 13, 2010, from the Special Committee to the Company’s stockholders (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9 by filed the Company on August 13, 2010).

(a)(2)(E)	Press release issued by the Company on August 13, 2010 (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by the Company on August 13, 2010).

(a)(2)(F)	Letter to Stockholders, dated September 27, 2010, from the Special Committee to the Company’s stockholders (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by the Company on September 27, 2010).

(a)(2)(G)	Press release issued by the Company on September 27, 2010 (incorporated by reference to Exhibit (a)(2)(D) to the Schedule 14D-9 filed by the Company on September 27, 2010).

(a)(5)(A)	Complaint entitled Kyle Habiniak v. Howard Cohen, et al. filed on July 23, 2010 in the Superior Court of Fulton County, Georgia (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on August 13, 2010).

(a)(5)(B)	Notice of voluntary dismissal in the case of Kyle Habiniak v. Howard Cohen, et al. filed on August 11, 2010 in the Superior Court of Fulton County, Georgia (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on August 13, 2010).

(a)(5)(C)	Complaint entitled Joseph P. Hindermann v. BlueLinx Holdings, Inc., et al. filed on July 27, 2010 in the Superior Court of Cobb County, Georgia (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on August 13, 2010).

(a)(5)(D)	Complaint entitled Andrew Markich v. BlueLinx Holdings Inc., et al. filed on July 30, 2010 in the Superior Court of Cobb County, Georgia (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on August 13, 2010).

(a)(5)(E)	Complaint entitled Peter Jerszynski v. BlueLinx Holdings Inc., et al. filed on August 3, 2010 in the Superior Court of Cobb County, Georgia (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on August 13, 2010).

(a)(5)(F)	Complaint entitled Richard T. Winter v. Cerberus ABP Investor LLC, et al. filed on August 4, 2010 in the Superior Court of Cobb County, Georgia (incorporated by reference to Exhibit (e)(8) to the Schedule 14D-9 filed by the Company on August 13, 2010).

Exhibit No.	Description

(a)(5)(G)	Complaint entitled Stadium Capital Qualified Partners, L.P. v. Cerberus ABP Investor LLC, et al. filed on August 10, 2010 in the Court of Chancery for the State of Delaware (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 filed by the Company on September 27, 2010).

(a)(5)(H)	Complaint entitled Kyle Habiniak v. Howard S. Cohen, et al. filed on August 13, 2010 in the Court of Chancery for the State of Delaware (incorporated by reference to Exhibit (e)(10) to the Schedule 14D-9 filed by the Company on September 27, 2010).

(a)(5)(I)	Complaint entitled Weiyang Liang v. Howard S. Cohen, et al. filed on August 13, 2010 in the Court of Chancery for the State of Delaware (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9 filed by the Company on September 27, 2010).

(c)(1)	Opinion of Citadel Securities LLC, Financial Advisor to the Special Committee.

(c)(2)	Materials presented by Citadel Securities LLC to the Special Committee on September 23, 2010.

(c)(3)	Preliminary materials presented by Citadel Securities LLC to the Special Committee on September 16, 2010.

(c)(4)	Preliminary materials presented by Citadel Securities LLC to the Special Committee on August 20, 2010.

(c)(5)	Preliminary materials presented by Citadel Securities LLC to the Special Committee on August 11, 2010.

(c)(6)	Preliminary materials presented by Citadel Securities LLC to the Special Committee on August 3, 2010.

(d)(1)	Registration Rights Agreement between CAI and the Company, dated May 7, 2004 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s registration statement on Form S-1, File No. 333-118750, filed on October 1, 2004).

(d)(2)	Investment Letter between the Company and CAI, dated March 10, 2004 (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118760, filed on October 8, 2004).

(d)(3)	Investment Letter between the Company and CAI, dated May 7, 2004 (incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Company’s registration statement on Form S-1, File No. 333-118750, filed on October 8, 2004).

(d)(4)	Stockholder Agreement among CAI, Cerberus Capital and Company, dated September 27, 2010 (incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on September 27, 2010).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Offer to Purchase filed as Exhibit (a)(1)(i) to Schedule TO-T/A Amendment No. 2, filed by CAI on August 20, 2010 ).

SIGNATURES
     After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BLUELINX HOLDINGS INC.
By:	/s/ H. Douglas Goforth
	Name:	H. Douglas Goforth
	Title:	Chief Financial Officer and Treasurer

Date: September 27, 2010.